UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported **March 2, 2007 (March 2, 2007)**

LaBARGE, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**001-05761**	**73-0574586**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9900 Clayton Road, St. Louis, Missouri 63124
(Address of principal executive offices)   (Zip Code)

(314) 997-0800
Registrant's telephone number, including area code

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing Obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

( ) Soliciting material pursuant to Rule 425 under the Securities Act (17 CFT 240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFT 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17CFR 240.13e-4(c))

FORM 8-K

Item 3.01   Notice Of Delisting Or Failure To Satisfy A Continued Listing Rule Or Standard

      On March 1, 2007, LaBarge, Inc. received official notice from the American Stock Exchange (Amex) regarding the Company's noncompliance with Section 121(B)(2)(a) of the Amex Company Guide, which requires issuers' audit committees to have at least three members. The composition of the Company's audit committee was reduced from three members to two members on December 7, 2006 when a former director resigned from the board. The deficiency was remedied on March 2, 2006 with the election by the Company's board of directors of Thomas A. Corcoran to the Company's audit committee.

Item 9.01   Press Release dated March 2 2007

99.1   Press Release dated March 2, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                              LaBarge, Inc.

                              (Registrant)

Date: March 2, 2007   By: /s/Donald H. Nonnenkamp

                              Donald H. Nonnenkamp
                              Vice President, Chief Financial
                              Officer and Secretary

Exhibit Index

Index Number	Description
99.1	Press Release dated March 2, 2007

NEWS UPDATE



Contact:
Colleen Clements
LaBarge, Inc.
314-997-0800, ext. 409
colleen.clements@labarge.com

FOR IMMEDIATE RELEASE

LaBARGE, INC. AUDIT COMMITTEE CHANGE

ST. LOUIS, March 2, 2007—LaBarge, Inc. (Amex: LB) announced today that its board of directors has elected Thomas A. Corcoran to the audit committee. The election of Mr. Corcoran brings the number of audit committee members to three, restoring the Company's compliance with American Stock Exchange (Amex) listing requirements.

On March 1, 2007, the Company received official notice from the Amex regarding the Company's noncompliance with Section 121(B)(2)(a) of the Amex Company Guide, which requires issuers' audit committees to have at least three members. The composition of the Company's audit committee was reduced from three members to two members on December 7, 2006 when Robert H. Chapman resigned from the board of directors.

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse markets. The Company provides its customers with sophisticated electronic and electromechanical products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas. The Company's Web site may be accessed at http://www.labarge.com.

Statements contained in this release relating to LaBarge, Inc. that are not historical facts are forward-looking statements within the meaning of the federal securities laws. Matters subject to forward-looking statements are subject to known and unknown risks and uncertainties, including economic, competitive and other factors that may cause LaBarge or its industry's actual results, levels of activity, performance and achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Important factors that could cause LaBarge's actual results to differ materially from those projected in, or inferred by, forward-looking statements are (but are not necessarily limited to) the following: the impact of increasing competition or deterioration of economic conditions in LaBarge's markets; cutbacks in defense spending by the U.S. Government; loss of one or more large customers; LaBarge's ability to replace completed and expired contracts on a timely basis; the Company's ability to integrate recently acquired businesses; the outcome of litigation the Company may be party to; increases in the cost of raw materials, labor and other resources necessary to operate LaBarge's business; the availability, amount, type and cost of financing for LaBarge and any changes to that financing; and other factors summarized in our reports filed from time to time with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on the forward-looking statements. Unless otherwise required by law, LaBarge disclaims any obligation to update any forward-looking statements or to publicly announce any revisions thereto to reflect future events or developments.

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